Exhibit 99.51

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. COMPLETION OPERATIONS UNDERWAY ON BARNES 8-4H WELL

Newbury Park, CALIFORNIA, April 5, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF), is pleased to announce that its indirect wholly-owned subsidiary BNK Petroleum (US) Inc. (“BNK US”) has started completion operations on the Barnes 8-4H well (99.8% working interest) in its Tishomingo field in Oklahoma.

Wolf Regener, President, and CEO, commented. “Completion operations have started this morning and are expected to be finished within the next two weeks. The wellbore will then be cleaned out after which flow back of the well can begin. The Company will update the market when we have stabilized production rates which are expected by the end of April.

After our outstanding results from the Barnes 7-3H well, we are eager to bring the Barnes 8-4H well on production. The Barnes 8-4H is also located in the heart of our field and our operations team is using the same stimulation design that was used on the Barnes 7-3H well. We look forward to bringing on additional new production with unhedged current pricing of over $100 per barrel.

“The Barnes 7-3H well is still producing at a much higher rate than any of our previous wells and over the last five days has continued to average over 1,000 barrels of oil equivalent a day.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, the expected timing to finish completion operations, the expected timing of stabilized production rates, and the Company bringing on additional new production with unhedged current pricing of over $100 per barrel. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.